FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on March 15, 2018

ROYAL DUTCH SHELL PLC

DIRECTORATE CHANGE

Royal Dutch Shell plc (the “Company”) announces its intention to propose to the 2018 Annual General Meeting that Ann Godbehere be appointed a Director of the Company with effect from May 23, 2018. Hans Wijers, Deputy Chair and Senior Independent Director, has notified the Company of his intention to retire and not seek reappointment at the 2018 Annual General Meeting.

Chad Holliday, Chair of Royal Dutch Shell plc, said “The Nomination and Succession Committee recommended Ann Godbehere’s appointment to the Board following its review of the skills, knowledge and experience needed and a rigorous and thorough search process. Ann has a wealth of financial expertise, and the Board is delighted to recommend to shareholders that she be appointed a Director of the Company.

Hans Wijers has confirmed he will not be standing for reappointment at the 2018 AGM. I would like to take this opportunity to thank him for his nine years of outstanding contributions to the Board, including service as Senior Independent Director and Chair of the Corporate and Social Responsibility Committee. We will greatly miss his pragmatism, incisive leadership and strong collegiality and wish him continued success.”

Ann Godbehere

Born April 14, 1955. Ann Godbehere is a Canadian and British dual national and has more than 25 years of experience in the financial services industry.

She started her career with Sun Life of Canada in 1976 in Montreal, Canada and joined M&G Group in 1981 where she served as Senior Vice President and Controller for both life and health and property and casualty businesses throughout North America. She joined Swiss Re in 1996 and served as Chief Financial Officer from 2003 to 2007, and from 2008 to 2009 she was interim Chief Financial Officer and an Executive Director of Northern Rock bank in the initial period following its nationalisation.

She served as a Non-executive Director of Prudential plc from 2007 to 2017, and has been a Non-executive Director of UBS AG and UBS Group AG since 2009 and 2014 respectively, Rio Tinto plc and Rio Tinto Limited since 2010, and British American Tobacco since 2011. She was appointed Senior Independent Director of Rio Tinto plc in June 2017. She is a Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada.

NOTES

1.	Subject to her appointment at the Annual General Meeting, Ann Godbehere will serve as a Non-executive Director and a member of the Audit Committee with effect from May 23, 2018.

2.	On February 22, 2018, British American Tobacco plc announced that Ann Godbehere will retire from the Board with effect from the conclusion of its Annual General Meeting to be held on April 25, 2018.

March 15, 2018

Linda M. Szymanski

Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: March 15, 2018